# MUNDOVAL FUND

GLOBAL VALUE INVESTING

### Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

### Mundoval Facts as of 2/28/11

| | |
|---|---|
| Ticker: | MUNDX |
| CUSIP: | 62613P202 |
| Inception Date: | 9/3/2004 |
| Holdings: | 36 |
| 2010 Turnover: | 34% |
| Net Assets: | $12.4 mil |
| Audited Expense Ratio: | 1.50% |
| Total Annual Fund Operating Expenses: | 1.52% |

*No sales loads or distribution fees*

### Contact Us

**We want to hear from you!**

Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037

*You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.*

# Finding Value Stocks when Markets Rally

## Mundoval Rising

Rising stock markets can be a positive sign for the economy and may benefit Fund performance. In the 6 months ending February 28, 2011 for example, total return for the Mundoval Fund was 21.58%.*

As value investors, we seek to purchase businesses at low prices. So when markets rally, how do we find quality companies with cheap price tags?

## Down Prices in Up Markets?

"Value investment opportunities exist in all market conditions" noted Mundoval president, Art Johnson. "We uncover value by looking for companies with a strong history of generating cash that have temporarily fallen out of favor, which can occur at any point in the market cycle."

Value opportunities can be plentiful in declining markets, but uncovering discount-priced stocks can be challenging when equity prices rise in general.

In an up market, we look for businesses:

- Trading near their 52-week lows.
- Recently downgraded by Wall Street analysts.
- Operating in a beleaguered industry (the "guilty by association" effect).

In this manner, the Mundoval Fund can stick to its discipline of not overpaying to own quality companies.

**The fund's average annualized return since inception to 2/28/11 was 5.87%, the fund's average annualized return for the 5-year period ended 2/28/11 was 3.37%, and the funds total return for the 1-year period ended 2/28/11 was 12.60%. All returns include change in share prices, and reinvesment of any dividends and capital gains distributions. Performance data quoted represents past performance which does not guarantee future results. The investment return and pricincipal value of an investment will fluctuate so that an invesor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS.*